SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

TELA Bio, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872381108

(CUSIP Number)

Martin P. Sutter

EW Healthcare Partners 2, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872381108	SCHEDULE 13G	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners 2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 312,798
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 312,798
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,798
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.84%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 872381108	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 456,433
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 456,433
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 456,433
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.15%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 872381108	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2-UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 769,231
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 769,231
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.99%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 872381108	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 769,231
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 769,231
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.99%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 872381108	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 769,231
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 769,231

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.99%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 872381108	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 769,231
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 769,231

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.99%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 872381108	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 769,231
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 769,231

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.99%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 872381108	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 769,231
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 769,231

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.99%
12	TYPE OF REPORTING PERSON IN

ORIGINAL REPORT ON SCHEDULE 13G

Item 1.

(a)	Name of Issuer: TELA Bio, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1 Great Valley Parkway, Suite 24

Malvern, Pennsylvania 19355

Item 2.

(a) Name of Person Filing: This Schedule 13G is being filed jointly by EW Healthcare Partners 2, L.P., a Delaware limited partnership (“EWHP2”), EW Healthcare Partners 2-A, L.P., a Delaware limited partnership (the “EWHP2-A”), EW Healthcare Partners 2 GP, L.P., a Delaware limited partnership (“EWHP2 GP”), EW Healthcare Partners 2-UGP, LLC, a Delaware limited liability company (“EWHP2 General Partner”), Martin P. Sutter, an individual, R. Scott Barry, an individual, Ronald Eastman, an individual and Petri Vainio, an individual (each a “Manager”, collectively, the “Managers”, and together with the EWHP2, EWHP2-A, EWHP2 GP and the EWHP2 General Partner, the “Reporting Persons”).

(b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway, Suite 225, The Woodlands, Texas 77380.

(c) Citizenship: (i) EW Healthcare Partners 2, L.P. is a Delaware limited partnership; (ii) EW Healthcare Partners 2-A, L.P. is a Delaware limited partnership; (iii) EW Healthcare Partners 2 GP, L.P. is a Delaware limited partnership; (iv) EW Healthcare Partners 2-UGP, LLC is a Delaware limited liability company; (iv) Martin P. Sutter, R. Scott Barry, Ronald Eastman and Petri Vainio are all individuals who are citizens of the United States.

(d) Title and Class of Securities: Common Stock

(e) CUSIP Number: 872381108

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a 8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a 3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned.

EWHP2 - 312,798*

EWHP2-A - 456,433*

EWHP2 GP - 769,231*

EWHP2 General Partner - 769,231*

Each of the Managers - 769,231*

(b) Percent of Class.

EWHP2 - 2.84%*

EWHP2-A - 4.15%*

EWHP2 GP - 6.99%*

EWHP2 General Partner - 6.99%*

Each of the Managers - 6.99%*

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

EWHP2 - 312,798*

EWHP2-A - 456,433*

EWHP2 GP - 769,231*

EWHP2 General Partner - 769,231*

(ii) Shared power to vote or to direct the vote:

Each of the Managers - 769,231*

(iii) Sole power to dispose or to direct the disposition of:

EWHP2 - 312,798*

EWHP2-A - 456,433*

EWHP2 GP - 769,231*

EWHP2 General Partner - 769,231*

(iv) Shared power to dispose or to direct the disposition of:

Each of the Managers - 769,231*

*

The Common Stock (the “Shares”), of TELA Bio, Inc. (the “Company”) reported herein are held by EWHP2 and EWHP2-A (together the “Funds”), which Funds are managed by EWHP2 GP and EWHP2 General Partner (the “Managers” and together with the Funds, the “EWHP2 Investors”). The Managers, in their capacities as the investment manager of the Funds, have the power to vote and the power to direct the disposition of all Shares held by the Funds. Accordingly, for the purposes of Reg. Section 240.13d-3, the Managers may be deemed to beneficially own an aggregate of 769,231 Shares, or 6.99% of the Company’s 11,006,756 Shares deemed issued and outstanding as of November 8, 2019, as disclosed in the Company’s Prospectus, as filed with the Securities and Exchange Commission on November 8, 2019. This report shall not be deemed an admission that the Managers, the Funds or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person’s pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2019

EW HEALTHCARE PARTNERS FUND 2, L.P.		INDIVIDUALS:

By: EW Healthcare Partners Fund 2 GP, L.P.,
Its General Partner
/s/ Martin P. Sutter
By:	EW Healthcare Partners Fund 2-UGP, LLC,	Name: Martin P. Sutter
Its General Partner

By:	/s/ Martin P. Sutter	/s/ R. Scott Barry
	Name: Martin P. Sutter	Name: R. Scott Barry
Title: Managing Director

EW HEALTHCARE PARTNERS FUND 2-A, L.P.		/s/ Ronald Eastman
Name: Ronald Eastman
By: EW Healthcare Partners Fund 2 GP, L.P.,
Its General Partner

By:	EW Healthcare Partners Fund 2-UGP, LLC,	/s/ Petri Vainio
	Its General Partner	Name: Petri Vainio

By:	/s/ Martin P. Sutter
Name: Martin P. Sutter
Title: Managing Director

EW HEALTHCARE PARTNERS FUND 2 GP, L.P.

By:	EW Healthcare Partners Fund 2-UGP, LLC,
Its General Partner

By:	/s/ Martin P. Sutter
Name: Martin P. Sutter
Title: Managing Director

EW HEALTHCARE PARTNERS FUND 2-UGP, LLC

By:	/s/ Martin P. Sutter
Name: Martin P. Sutter
Title: Managing Director